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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Kintera, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
49720P506
(CUSIP Number)
Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400

With a copy to:

Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	49720P506	Page	2	of	9

1	NAMES OF REPORTING PERSONS Magnetar Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		960,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		960,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	960,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA; OO
1 Based on 40,120,231 Shares issued and outstanding as of May 23, 2008, as disclosed in the Merger Agreement (as defined below) that was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on May 30, 2008 plus 960,000 Shares issuable upon exercise of warrants held for the account of Magnetar Capital Master Fund.

CUSIP No.	49720P506	Page	3	of	9

1	NAMES OF REPORTING PERSONS Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		960,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		960,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	960,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO
2 Based on 40,120,231 Shares issued and outstanding as of May 23, 2008, as disclosed in the Merger Agreement that was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on May 30, 2008 plus 960,000 Shares issuable upon exercise of warrants held for the account of Magnetar Capital Master Fund.

CUSIP No.	49720P506	Page	4	of	9

1	NAMES OF REPORTING PERSONS Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		960,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		960,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	960,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.3%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO
3 Based on 40,120,231 Shares issued and outstanding as of May 23, 2008, as disclosed in the Merger Agreement that was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on May 30, 2008 plus 960,000 Shares issuable upon exercise of warrants held for the account of Magnetar Capital Master Fund.

CUSIP No.	49720P506	Page	5	of	9

1	NAMES OF REPORTING PERSONS Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		960,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		960,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	960,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.3%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; IN
4 Based on 40,120,231 Shares issued and outstanding as of May 23, 2008, as disclosed in the Merger Agreement that was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on May 30, 2008 plus 960,000 Shares issuable upon exercise of warrants held for the account of Magnetar Capital Master Fund.

SCHEDULE 13D
     This Amendment No. 2 relates to the Statement of Beneficial Ownership on Schedule 13D previously filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Investment Management, LLC, a Delaware limited liability company (“Magnetar Investment Management”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) with the SEC on April 28, 2008, as amended by Amendment No. 1 thereto as filed with the SEC on May 20, 2008 (collectively, the “Statement”). Pursuant to Amendment No. 1, Magnetar Investment Management ceased to be a Reporting Person. Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz are collectively referred to herein as the “Reporting Persons.”
     Except as set forth below, all Items of the Statement remain unchanged. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Statement is hereby amended to add the following information for updating as of the date hereof:
     (a) (i) Magnetar Financial may be deemed to beneficially own 960,000 Shares issuable upon exercise of the Warrants held for the account of Magnetar Capital Master Fund, and all such Shares represent beneficial ownership of approximately 2.3% of the Shares, based on (i) 40,120,231 Shares issued and outstanding as of May 23, 2008, as disclosed in that certain Agreement and Plan of Merger, dated as of May 29, 2008, by and among Blackbaud, Inc., Eucalyptus Acquisition Corporation and the Company (the “Merger Agreement”) that was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on May 30, 2008 plus (ii) 960,000 Shares issuable upon exercise of the Warrants.
          (ii) Magnetar Investment Management no longer beneficially owns any Shares.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 960,000 Shares issuable upon exercise of the Warrants held for the account of Magnetar Capital Master Fund, and all such Shares represent beneficial ownership of approximately 2.3% of the Shares, based on (i) 40,120,231 Shares issued and outstanding as of May 23, 2008, as disclosed in the Merger Agreement plus (ii) 960,000 Shares issuable upon exercise of the Warrants.
     (b) (i) Magnetar Financial may be deemed to share the power to vote and direct the disposition of the 960,000 Shares issuable upon exercise of the Warrants held for the account of Magnetar Capital Master Fund.
          (ii) Magnetar Investment Management no longer beneficially owns any Shares. As a result thereof, the power of Magnetar Investment Management to vote and direct the disposition of Shares is no longer applicable.

          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of the 960,000 Shares issuable upon exercise of the Warrants held for the account of Magnetar Capital Master Fund.
     (c) Schedule A annexed hereto lists all transactions in the Company’s securities since the filing of Amendment No. 1 to the Statement.
     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares on May 30, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 5, 2008

MAGNETAR FINANCIAL LLC By: Magnetar Capital Partners LP, its Sole Member
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

     SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Shares which was effectuated on behalf of the Reporting Persons since the filing of Amendment No. 1 to the Statement.
Purchase (Sale) of Shares effected by Magnetar Investment Management for the account of the Managed Accounts

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)
05/30/2008	(465,486)	$1.0939	$509,195.13
05/30/2008	(1,377,842)	$1.10	$1,515,626.20
05/30/2008	(8,964)	$1.08	$9,681.12
(1) Excludes commissions and other execution-related costs.
Purchase (Sale) of Shares effected by Magnetar Financial for the account of Magnetar Capital Master Fund

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)
05/30/2008	(34,514)	$1.0939	$37,754.86
05/30/2008	(802,158)	$1.10	$882,373.80
05/30/2008	(1,282,361)	$1.09	$1,397,773.49
05/30/2008	(665)	$1.08	$718.20
(1) Excludes commissions and other execution-related costs.